

January 14, 2013

David E. Durant
Secretary and General Counsel
Blackhawk Network Holdings, Inc.
6220 Stoneridge Mall Road
Pleasanton, CA 94588

>   **Re: Blackhawk Network Holdings, Inc.**
>   **Confidential Draft Registration Statement on Form S-1**
>   **Submitted December 21, 2012**
>   **CIK No. 0001411488**

Dear Mr. Durant:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Form S-1

Products and Services, page 101

1. Revise your disclosure to clarify how card customers access your REloadit network. Can load transactions be accomplished at your distribution partners' locations, or does the service internet based? Please revise your disclosure to clarify the extent to which REloadit contributed to your total load volume and fees. Revise your disclosure to explain the "REloadit Packs" that presents your main potential source of liability directly with the purchasers of your cards.

General

  If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

  Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

  You may contact Michael Volley, Staff Accountant, at 202-551-3437 or Amit Pande, Accounting Branch Chief at 202-551-3423, if you have questions regarding financial statements and related matters. Please contact Jessica Livingston, Senior Counsel, at 202-551-3448 or me at 202-551-3419 with any other questions.

         Sincerely,

         /s/ Christian Windsor

         Christian Windsor
         Special Counsel